FAIRFAX  News Release
Stock Symbol:  FFH (TSX and NYSE)

TORONTO, October 29, 2009

THIRD QUARTER FINANCIAL RESULTS

(Note: All dollar amounts in this news release are expressed in U.S. dollars, except as otherwise noted.)

Fairfax Financial Holdings Limited (TSX and NYSE: FFH) announces increased net earnings of $562.4 million in the third quarter of 2009 ($31.04 per share and $30.88 per diluted share) compared to net earnings of $467.6 million in the third quarter of 2008 ($25.40 per share and $25.27 per diluted share). The year-over-year increase in quarterly net earnings derived primarily from improved underwriting profit at the company’s insurance and reinsurance operations (compared to a significant underwriting loss in the third quarter of 2008 principally related to hurricane losses) and increased interest and dividend income, partially offset by reduced net investment gains ($797.8 million, compared to $864.6 million of net gains on investments in the third quarter of 2008).  In the first nine months of 2009, net earnings were $777.4 million ($43.66 per share and $43.42 per diluted share) compared to $1,127.0 million in the first nine months of 2008 ($60.63 per share and $59.89 per diluted share), reflecting the significant investment gains on credit default swaps and equity hedges in the first nine months of 2008.

Primarily as a result of significant net earnings and the increased market value of the company’s common stock and bond investments, book value increased to $371.85 per basic share at September 30, 2009 from $315.91 at June 30, 2009 and $278.28 at December 31, 2008.

“Our third quarter in 2009 was a key milestone in the history of Fairfax,” said Prem Watsa, Chairman and Chief Executive Officer of Fairfax.  “Besides excellent results, we have now privatized OdysseyRe and we financed it by issuing $1 billion of common stock.  We have also now publicly issued 10-year bonds and preferred shares in Canada for the first time ever.  After the OdysseyRe privatization, Fairfax continues to have in excess of $1 billion in cash and marketable securities at the holding company level, and also has a significantly increased annual dividend capacity from its three major insurance/reinsurance operations.  We ended the quarter with common shareholders’ equity of $7.5 billion and a book value per basic share of $371.85; including the $8 per share dividend paid in the first quarter, book value per share was up 36.1% in the first nine months of the year.  Our company has never been stronger.”

Highlights in the third quarter included the following:

•
The combined ratio of the company’s insurance and reinsurance operations in the third quarter of 2009 was 99.8% on a consolidated basis.  Underwriting profit earned by the company’s insurance and reinsurance operations in the third quarter of 2009 improved to $1.6 million from an underwriting loss of $170.3 million in the third quarter of 2008 primarily related to U.S. hurricane losses.

•
Interest and dividend income of $184.7 million in the third quarter of 2009 increased 36.2% from $135.6 million in the third quarter of 2008.  The year-over-year increase was primarily attributable to the impact on portfolio yield in 2009 of the purchases in the fourth quarter of 2008 and in 2009 of higher yielding municipal and other tax-exempt debt securities and corporate bonds using the proceeds of sale of lower yielding government bonds, and the inclusion of the financial results of Advent and Polish Re in the third quarter of 2009.  Interest income as reported is unadjusted for the positive tax effect of the company’s significant holdings of tax-advantaged debt securities (holdings of $4,704.8 million at September 30, 2009 compared to $965.1 million at September 30, 2008), and as a result interest income on an after tax basis increased significantly in the third quarter of 2009 compared to the third quarter of 2008.

•
Operating income of the company’s insurance and reinsurance operations (excluding net gains on investments) in the third quarter of 2009 increased to $133.0 million from an operating loss of $64.9 million in the third quarter of 2008, principally as a result of the above-described improved underwriting results and interest and dividend income.

•
Net premiums written in the third quarter of 2009 decreased 6.0% to $1,064.3 million from $1,132.1 million in the third quarter of 2008, reflecting the impact of weak economic conditions, the operating companies’ disciplined response to competitive industry conditions in global insurance and reinsurance markets and the foreign currency translation impact of the year-over-year strengthening of the U.S. dollar, partially offset by the inclusion of the financial results of Advent and Polish Re in the third quarter of 2009.

•
The company held $2,340.6 million of cash, short term investments and marketable securities at the holding company level ($2,328.9 million net of short sale and derivative obligations) at September 30, 2009, compared to $880.1 million at June 30, 2009 ($862.7 million net of short sale and derivative obligations) and $1,564.2 million at December 31, 2008 ($1,555.0 million net of short sale and derivative obligations).  During the third quarter the company raised aggregate net proceeds of $1,347.9 million through the issuance of subordinate voting shares and unsecured senior notes, of which $1,004.7 million was applied to the closing in the fourth quarter of the company’s previously announced purchase of all of the outstanding shares of OdysseyRe not owned by Fairfax.

•
Holding company debt increased during the third quarter of 2009 to $1,400.9 million as a result of the company’s issuance of Cdn$400 million of unsecured senior notes.  The company’s total debt to total capital ratio decreased to 20.9% at September 30, 2009 from 23.7% at December 31, 2008, primarily as a result of the significant increase in shareholders’ equity (resulting from the equity issuance, the first nine months earnings and increased unrealized gains on available for sale securities, less common and preferred share dividends paid), partially offset by the reduction in non-controlling interests following the privatization of Northbridge in the first quarter.  (The fourth quarter completion of the OdysseyRe privatization has eliminated approximately $945 million of non-controlling interest related to OdysseyRe, which has subsequently increased the company’s consolidated total debt to total capital ratio.)

•
At September 30, 2009, common shareholders’ equity was $7,547.7 million, or $371.85 per basic share, compared to $4,866.3 million, or $278.28 per basic share, at December 31, 2008, a nine month increase of 36.1% adjusted for the $8.00 per share common dividend paid in the first quarter.

Fairfax holds a significant investment in equities and equity-related securities, which the company believes will significantly appreciate in value over time.  During the third quarter, in response to the significant appreciation in equity market valuations during 2009, the company hedged approximately one-quarter of its equity investment exposure by entering into S&P 500 index-referenced total return swap contracts ($1.5 billion notional amount at approximately the 1,062 level of the S&P 500 index).  The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term.

There were 18.1 million weighted average shares outstanding during the third quarters of both 2009 and 2008.  At September 30, 2009 there were 20,297,588 common shares effectively outstanding following the issuance of 2,881,844 subordinate voting shares during the third quarter of 2009.

Summarized (without notes) consolidated balance sheets and statements of earnings and comprehensive income, along with segmented premium and combined ratio information, follow and form part of this news release.  Fairfax’s detailed third quarter report can be accessed at its website www.fairfax.ca.  As previously announced, Fairfax will hold a conference call at 8:30 a.m.  Eastern time on Friday, October 30, 2009 to discuss its third quarter results.

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:    Greg Taylor, Chief Financial Officer, at (416) 367-4941

                  Media Contact
               Paul Rivett, Chief Legal Officer, at (416) 367-4941

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR.  Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
 95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946

CONSOLIDATED BALANCE SHEETS
as at September 30, 2009 and December 31, 2008
(unaudited – US$ millions)

	September 30,	December 31,
	2009	2008
		(audited)
Assets Holding company cash, short term investments and marketable securities (including assets pledged for short sale and derivative obligations – $78.8; 2008 – $19.7)	2,340.6	1,564.2
Accounts receivable and other	1,950.0	1,688.7
Recoverable from reinsurers (including recoverables on paid losses – $234.6; 2008 – $298.9)	4,100.0	4,234.2
	8,390.6	7,487.1
Portfolio investments Subsidiary cash and short term investments (cost $3,839.1; 2008 – $5,492.3)	3,857.6	5,508.5
Bonds (cost $10,100.0; 2008 – $8,302.1)	10,458.0	8,425.8
Preferred stocks (cost $128.3; 2008 – $41.2)	128.2	38.2
Common stocks (cost $4,132.0; 2008- $3,964.1)	5,118.2	3,816.9
Investments, at equity (fair value $570.1; 2008 – $575.3)	413.3	219.3
Derivatives and other invested assets (cost $114.4; 2008 – $157.3)	236.0	398.0
Assets pledged for short sale and derivative obligations (cost $96.3; 2008 – $8.3)	98.3	8.3
	20,309.6	18,415.0
Deferred premium acquisition costs	347.7	321.9
Future income taxes	155.9	699.4
Premises and equipment	141.4	133.1
Goodwill and intangible assets	330.1	123.2
Other assets	159.8	125.7
	29,835.1	27,305.4
Liabilities Subsidiary indebtedness	14.7	21.1
Accounts payable and accrued liabilities	1,172.8	1,326.5
Income taxes payable	152.5	656.3
Short sale and derivative obligations (including at the holding company – $11.7; 2008 – $9.2)	73.1	29.4
Funds withheld payable to reinsurers	361.2	355.1
	1,774.3	2,388.4
Provision for claims	14,983.7	14,728.4
Unearned premiums	2,068.1	1,890.6
Long term debt – holding company borrowings	1,226.1	869.6
Long term debt – subsidiary company borrowings	891.3	889.1
Other long term obligations – holding company	174.8	187.7
	19,344.0	18,565.4
Non-controlling interests	1,066.6	1,382.8
Shareholders’ Equity Common stock	3,108.6	2,124.9
Treasury stock, at cost	(30.0)	(22.7)
Preferred stock	102.5	102.5
Retained earnings	3,497.7	2,871.9
Accumulated other comprehensive income (loss)	971.4	(107.8)
	7,650.2	4,968.8
	29,835.1	27,305.4

CONSOLIDATED STATEMENTS OF EARNINGS
for the three and nine months ended September 30, 2009 and 2008
(unaudited – US$ millions except per share amounts)

	Third quarter		First nine months
	2009	2008	2009	2008
Revenue Gross premiums written	1,281.6	1,331.5	3,928.3	3,911.7
Net premiums written	1,064.3	1,132.1	3,295.6	3,368.0
Net premiums earned	1,095.9	1,162.7	3,306.9	3,406.8
Interest and dividends	184.7	135.6	540.3	480.4
Net gains on investments(1)	797.8	864.6	974.8	1,889.7
Other revenue	135.0	—	406.3	—
	2,213.4	2,162.9	5,228.3	5,776.9
Expenses Losses on claims(1)	797.0	989.4	2,347.7	2,645.2
Operating expenses(1)	223.9	216.2	620.8	628.7
Commissions, net	168.4	188.1	518.4	549.4
Interest expense	40.7	37.6	117.0	118.3
Other expenses	134.1	—	402.0	—
	1,364.1	1,431.3	4,005.9	3,941.6
Earnings from operations before income taxes	849.3	731.6	1,222.4	1,835.3
Income taxes	223.7	194.8	314.9	508.3
Net earnings before non-controlling interests	625.6	536.8	907.5	1,327.0
Non-controlling interests	(63.2)	(69.2)	(130.1)	(200.0)
Net earnings	562.4	467.6	777.4	1,127.0

Net earnings per share	$31.04	$25.40	$43.66	$60.63
Net earnings per diluted share	$30.88	$25.27	$43.42	$59.89
Cash dividends paid per share	$—	$—	$8.00	$5.00
Shares outstanding (000) (weighted average)	18,050	18,131	17,669	18,218

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three and nine months ended September 30, 2009 and 2008
(unaudited – US$ millions)

	Third quarter		First nine months
	2009	2008	2009	2008
Net earnings	562.4	467.6	777.4	1,127.0
Other comprehensive income (loss), net of income taxes Change in net unrealized gains (losses) on available for sale securities(2)	498.6	(289.2)	827.8	(455.2)
Reclassification of net realized (gains) losses to net earnings(3)	(109.8)	95.9	40.1	147.7
Change in unrealized foreign currency translation gains (losses)(4)	107.6	(48.7)	188.0	(70.4)
Change in gains and losses on hedges of net investment in foreign subsidiary(5)	(8.5)	—	(13.6)	—
Other comprehensive income (loss), net of income taxes	487.9	(242.0)	1,042.3	(377.9)
Comprehensive income	1,050.3	225.6	1,819.7	749.1

(1)	Reflects certain reclassifications of foreign exchange in the third quarter and first nine months ended September 30, 2008.

(2)	Net of income tax expense of $236.5 (2008 – income tax recovery of $117.6) and $374.8 (2008 – income tax recovery of $187.5) for the third quarter and first nine months of 2009, respectively.

(3)	Net of income tax recovery of $49.3 (2008 – income tax expense of $28.4) and $4.3 (2008 – income tax expense of $49.4) for the third quarter and first nine months of 2009, respectively.

(4)	Net of income tax recovery of $7.7 (2008 – income tax expense of $17.2) and $19.3 (2008 – income tax expense of $20.8) for the third quarter and first nine months of 2009, respectively.

(5)	Net of income tax expense of $0.4 (2008 – nil) and income tax recovery of $1.6 (2008 – nil) for the third quarter and first nine months of 2009, respectively.

SEGMENTED INFORMATION
(unaudited – US$ millions)

Net premiums written and net premiums earned by the company’s insurance and reinsurance operations in the third quarter and first nine months of 2009 and 2008 were:

Net Premiums Written
	Third quarter		First nine months
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	218.9	262.6	682.9	864.6
- U.S. (Crum & Forster)	165.3	195.7	543.8	686.6
- Asia (Fairfax Asia)	32.5	28.7	99.4	70.5
Reinsurance - OdysseyRe	524.0	571.8	1,462.8	1,593.1
- Other	124.2	68.1	507.0	148.0
Insurance and Reinsurance Operating Companies	1,064.9	1,126.9	3,295.9	3,362.8

Net Premiums Earned
	Third quarter		First nine months
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	248.4	279.8	712.8	836.9
- U.S. (Crum & Forster)	182.0	233.0	589.7	767.7
- Asia (Fairfax Asia)	31.0	24.4	83.1	62.6
Reinsurance - OdysseyRe	493.9	545.4	1,444.4	1,572.4
- Other	141.1	72.1	476.9	156.1
Insurance and Reinsurance Operating Companies	1,096.4	1,154.7	3,306.9	3,395.7

Combined ratios of the company’s insurance and reinsurance operations in the third quarter and first nine months of 2009 and 2008 were:

	Third quarter		First nine months
	2009	2008	2009	2008
Insurance - Canada (Northbridge)	103.5%	109.3%	103.5%	101.8%
- U.S. (Crum & Forster)	107.9%	128.5%	103.2%	121.8%
- Asia (Fairfax Asia)	63.0%	85.0%	81.5%	80.6%
Reinsurance - OdysseyRe	96.9%	113.0%	96.7%	103.6%
- Other	101.3%	114.9%	97.0%	103.4%
Insurance and Reinsurance Operating Companies	99.8%	114.8%	99.0%	106.8%